(EXHIBIT 99)

The McGraw-Hill Companies, Inc.

On April 27, 2005, the Registrant’s Board of Directors approved a two-for-one stock split of the Registrant’s Common Stock to be effected in the form of a 100 percent stock dividend to shareholders of record as of May 6, 2005. The Registrant’s shareholders received one additional share for each share in their possession on that date. This did not change the proportionate interest a shareholder maintains in the Registrant. The additional shares were distributed on May 17, 2005.

On a pro forma basis, if the stock split had been completed as of December 31, 2004, 2003 and 2002, income from continuing operations per share, net income per share and weighted average shares outstanding would have been as follows:

(in thousands, except per share amounts)	December 31, 2004	December 31, 2003	December 31, 2002
Income from continuing operations per share:
Basic	$1.99	$1.81	$1.48
Diluted	$1.96	$1.79	$1.47

Net income per share:
Basic	$1.99	$1.81	$1.49
Diluted	$1.96	$1.79	$1.48

Weighted average shares outstanding:
Basic	379,688	380,984	385,776
Diluted	385,824	384,009	389,147